UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: June 3, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

2 June 2014

CSR plc

Voting Rights and Capital

In conformity with Disclosure and Transparency Rule 5.6.1R, we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 167,729,038 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 167,729,038.

The above figure is after adjusting for 20,115,330 ordinary shares of 0.1p each currently held by CSR plc in treasury.

The above figure (167,729,038) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FCA’s Disclosure and Transparency Rules.

2 June 2014

CSR plc

(the “Company”)

Announcement of the grant to Directors of share options in the Company pursuant to the Company’s SAYE Scheme

Following approval of the Remuneration Committee of the Company and pursuant to the rules of the CSR plc 2013 SAYE Scheme 2 (the “Scheme”), effective 30 May 2014, a grant has been made to each of the directors named below. Pursuant to the directors entering into a savings contract in accordance with the rules of the Scheme, vesting of the options is subject to a three year savings period and the rules of the Scheme.

Director	Number of ordinary shares subject to option	Exercise price £
Mr J van Beurden	2,068	4.352
Mr W Gardiner	2,068	4.352

2 June 2014

CSR plc

(the “Company”)

Announcement of the grant to Person Discharging Managerial Responsibility of share options in the Company

pursuant to the Company’s SAYE Scheme

Following approval of the Remuneration Committee of the Company and pursuant to the rules of the CSR plc 2013 SAYE Scheme 2 (the “Scheme”), effective 30 May 2014, an option grant over 2,068 ordinary shares with an exercise price of £4.352 per share has been made to Mr Anthony Murray, a PDMR. Pursuant to Mr Murray entering into a savings contract in accordance with the rules of the Scheme, vesting of the options is subject to a three year savings period and the rules of the Scheme.

2 June 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 2 June 2014, it purchased from J.P. Morgan Securities plc, 165,000 ordinary shares at an average price of 600.9173 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 20,114,975 ordinary shares in treasury, and has 167,564,393 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000